50 9/10/02


02007957

SECURITIE[...] MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49148

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chilton & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1236 South Camden Drive
(No. and Street)

Los Angeles	California	90035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Kenneth Chilton (310) 277-4037
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name — *if individual, state last, first, middle name*)

5464 Yarmouth Avenue, #59	Encino	California	91316
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Kenneth Chilton, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c Chilton & Associates, Inc., as o June 30, 2002, 19____, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

NONE



DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Signature

Executive Vice President

Title

Dave Banerjee

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHILTON & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JUNE 30, 2002

CHILTON & ASSOCIATES, INC.

Table Of Contents

BRIAN ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITORS' REPORT

Board of Directors
Chilton & Associates, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of Chilton & Associates, Inc. as of June 30, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Chilton & Associates, Inc. as of June 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Brian W. Anson
Certified Public Accountant

Encino, California
July 29, 2002

CHILTON & ASSOCIATES, INC.

Balance sheet
June 30, 2002

ASSETS

CURRENT ASSETS

Cash - (Note 1)	$74,834
Deposit - (Note 5)	352,422
Investments - (Note 4)	44,900
Loan receivable	28,423
Property & equipment	
Net of accumulated depreciation	90,717
Other assets	5,000
Total assets	$596,296

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$59,080
Wages payable	108,284
Payroll taxes payable	43,891
Income taxes payable	22,201
Total current liabilities	233,456

SHAREHOLDERS' EQUITY

Common stock, no par value	$50,000
1,000 Shares authorized and	
500 Shares issued and outstanding	
Additional paid in capital	326,748
Retained deficit	(13,908)
Total shareholders' equity	362,840
Total liabilities and shareholders' equity	$596,296

See accompanying accountants' report and notes to financial statements

CHILTON & ASSOCIATES, INC.

Statement of Income
For the year ended June 30, 2002

INCOME	
Consulting	$ 54,164
Interest	10,761
Underwriting	1,715,401
Total income	$1,780,326
EXPENSES	
Clearing charges	17,927
Commissions	692,932
Communication	15,938
Employee compesation and benefits	515,358
Travel and entertainment	22,540
Operations expenses	427,105
Total expenses	1,691,800
NET INCOME (LOSS) BEFORE INCOME TAXES	88,526
INCOME TAX PROVISION (Note 6)	23,001
NET INCOME (LOSS)	$65,525

See accompanying accountants' report and notes to financial statements

CHILTON & ASSOCIATES, INC

Statement of stockholders' equity
July 1, 2001-June 30, 2002

	Common stock	Additional paid-in-capital	Retained deficit	Total
Balance June 30 2001	$50,000	$326,748	($79,433)	$297,315
Capital contributions				
Net income (loss)			65,525	65,525
Balance - June 30, 2002	$50,000	$326,748	($13,908)	$362,840

See accompanying accountants' report and notes to financial statements

CHILTON & ASSOCIATES, INC.

Statement of Cash Flows
For the year ended June 30, 2002

CASH FLOW FROM OPERATING ACTIVITIES	
Net income (loss)	$65,525
Adjustment to reconcile net income to net cash used in operating activities:	
Depreciation	15,869
(Increase) Decrease in:	
Deposit	(209,810)
Loan receivable	(28,423)
Other assets	(116)
(Decrease) Increase in:	
Accounts payable	(19,687)
Wages payable	(51,472)
Income taxes payable	21,144
Payroll taxes payable	44,126
Due to issuer	(49,150)
Due to officer	(2,200)
Net cash used by operations	(214,194)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(15,337)
Net cash used by investing activities	(15,337)
NET INCREASE (DECREASE) IN CASH	(229,531)
Cash at beginning of period	304,365
Cash at end of period	$74,834

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$1,767
Income taxes	1,857

See accompanying accountants' report and notes to financial statements

CHILTON & ASSOCIATES, INC.

Notes to Financial Statements
June 30, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

Chilton & Associates, Inc. (the "Company") was formed on March 14, 1996 in California.

The firm received its independent broker registration on August 27, 1996 and is currently registered in two (2) states (California and Arizona) as well as with the National Association of Securities Dealer (NASD) and Securities and Exchange Commission (SEC).

The Company conducts a government and municipal securities business on a fully disclosed basis through a clearing agreement with Wedbush Morgan Securities. The Company also acts as an underwriter and financial advisor.

Summary of significant accounting policies:

Trades are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight line method.

The company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such account.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CHILTON & ASSOCIATES, INC.

Notes to Financial Statements
June 30, 2002

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but on June 30, 2002, the Company's net capital of $193,800 exceeded the minimum net capital requirement by $93,800 and, the Company's ratio of aggregate indebtedness ($233,456) to net capital was 120.46%, which is less than the allowed limit of 1500%.

Note 3: PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost.

		Depreciable
Property and equipment	$123,995	
Less accumulated depreciation	(33,278)	Life Years
	$ 90,717	5

Depreciation expense for the year ended June 30, 2002 was $15,869

Note 4: INVESTMENTS

At June 30, 2002 the Company owned 3,500 shares of private placement NASDAQ stocks valued at $44,900 cost.

Note 5: DEPOSIT WITH CLEARING FIRM

At June 30, 2002 a balance of $352,422 was on deposit with the clearing firm.

Note 6: INCOME TAXES

The Company incurred net operating profits before tax provision of $88,526 for the year ended June 30, 2002. The tax provision consists of the following:

Net Income (Loss) before provision	$	88,526
Federal Tax Provision		15,175
State Tax Provision		7,826

CHILTON & ASSOCIATES, INC.

Schedule I - Statement of Net Capital
June 30, 2002

	Focus 06/02	Audit 06/02	Change
Shareholders' equity, June 30, 2002	$362,326	$362,840	(514)
Subtract - Non allowable assets:			
Fixed Assets	90,717	90,717	0
Other assets	78,323	78,323	0
Tentative net capital	193,286	193,800	(514)
Haircuts:	0	0	
NET CAPITAL	$193,286	$193,800	(514)
Minimum net capital	(100,000)	(100,000)	
EXCESS NET CAPITAL	$93,286	$93,800	(514)
Aggregate Indebtedness	233,970	233,456	(514)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	121.05%	120.46%	

CHILTON & ASSOCIATES, INC.

Schedule II - Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2002

The Company is exempt from the Reserve Requirement of Rule 15c3-3

CHILTON & ASSOCIATES, INC.

Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
June 30, 2002

The Company is exempt from the Rule 15c3-3 as it relatess to possession and Control requirements.

BRIAN ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Chilton & Associates, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of Chilton & Associates, Inc. for the year ended June 30, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Chilton & Associates, Inc. that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements' authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
Chilton & Associates, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Brian W. Anson
Certified Public Accountant

Encino, California
July 29, 2002